United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

SHAREHOLDERS DEBENTURES 2H19

www.vale.com

vale.ri@vale.com

Tel.: (55 21) 3485-3900

Investor Relations Department

Andre Werner

Samir Bassil

Mariana Rocha

Any additional information about the shareholders debentures, including the Prospectus for Public Trading of Shareholders Debentures, can be obtained on our website, www.vale.com/Investors/Equity and Debt/Shareholders debentures, from GDC Partners Serviços Fiduciários DTVM Ltda. as fiiduciary agent for the debentures, www.gdcdtvm.com.br, and from the CVM (Brazilian Securities and Exchange Commission).

Second half of 2019 (2H19)

Rio de Janeiro, March 31st, 2020 – Vale will pay today, R$ 506,053,039.54, equivalent to R$ 1.302383851 per shareholder debenture, related to the total remuneration for the period between July and December of 2019 (2H19). The financial settlement will occur on April 1st, 2020.

The total remuneration for 2H19 refers to (i) 1.25% of the net revenues from the sale of copper concentrate from the Sossego mine; and (ii) 1.80% of the net revenues from the sale of iron ore from the Northern System.

Shareholders debentures remuneration

6-month period ending on December 31st, 2019 (R$)
Remuneration on copper concentrate	6,913,821.52
Remuneration on iron ore from the Northern System	499,139,218.02
Remuneration on disposal of mining rights	0.00
Total remuneration	506,053,039.54
Remuneration per debenture	1.302383851

Remuneration of shareholders’ debentures

R$/shareholders’ debenture – 1H13/2H19

Income tax will be charged on the amount to be paid to debenture holders, as fixed-income investments, applying the rate in relation to the individual situation of the beneficiary, with the exception of those who can provide legal, unequivocal, and proof that they are exempt or subject to a differentiated taxation.

Annual remuneration of shareholders debentures

Year	Per debenture (R$)	Total amount (R$)
2011	0.057	22,372,791.36
2012	0.057	22,260,404.79
2013	0.341	132,642,793.33
2014	0.732	284,859,604.30
2015	0.594	230,899,093.47
2016	1.043	405,149,990.84
2017	1.270	493,550,875.87
2018	1.654	642,842,084.48
2019	2.316	900,017,354.07

Iron ore

In 2H19, sales of iron ore totaled 150.9 Mt out of which 106.0 Mt correspond to the sales volumes in the Northern System. Sales of Vale’s iron ore, net of maritime freight costs, totaled R$ 44.0 billion in 2H19, out of which R$ 31.6 billion correspond to the Northern System. After applying the discounts provided in the Deed of Debentures to calculate the net revenues, among which R$ 2.8 billion are related to transportation expenses, and the percentage of 1.8%, the value of the remuneration related to net revenues of iron ore from the Northern System is R$ 499.1 million.

Remuneration on iron ore

R$ million	2H19	1H19	2H18	1H18	2019
Net sales revenues from the Northern System[1]	27,730.0	21,265.1	20,472.8	13,837.5	48,995.1
% basis for calculation	1.8%	1.8%	1.8%	1.8%	1,8%
Remuneration on iron ore (R$ million)	499.1	382.8	368.5	249.1	881.9

[1]	Gross sales minus expenses with transport and insurance and taxes on sales, which include taxes and contributions levied on sales separately, or on billing or gross revenues from sales, as well as the financial compensation due to the Brazilian Federal Government, States and Municipalities.

In Vale’s Southeastern System, iron ore sales from the mineral deposits covered by the Private Deed for Shareholder Debentures totaled 1.445 billion metric tons until December 31st, 2019. It is expected that the cumulative sales volume of 1.7 billion metric tons, from which the sales of the Southeastern System are entitled to payment of the premium, will be achieved in June 2024, if annual sales of this System, covered by the Deed for Shareholder Debentures, remain equal to the sales volume of the last 12 months, ending in 2H19. It is important to note that this forecast may not be confirmed due to the impacts resulting from the rupture of the Dam I in Brumadinho.

Copper concentrate

In 2H19, sales of copper concentrate from Sossego totaled 94 thousand metric tons, 37.7% lower than the 151 thousand metric tons in the previous semester.

Sales of this product generated net revenues of R$ 553.1 million, a 38.2% decrease when compared to the R$ 895.4 million in the previous semester.

The remuneration related to the sales of copper concentrate of R$ 6,913,821.52, is calculated from the application of the 1.25% percentage on the net sales revenue of R$ 553.1 million.

Remuneration on copper concentrate

R$ million	2H19	1H19	2H18	1H18	2019
Net sales revenue[1]	553.1	895.4	1,070.1	929.2	1,448.5
% basis for calculation[2]	1.25%	1.25%	1.25%	1.25%	1.25%
Remuneration on copper concentrate	6.9	11.2	13.4	11.6	18.1

[1]	Gross sales minus expenses with transport and insurance and taxes on sales, which include taxes and contributions levied on sales separately, or on billing or gross revenues from sales, as well as the financial compensation due to the Brazilian Federal Government, States and Municipalities.
[2]	On April 15, 1997, Vale only had a 50% stake in Mineração Serra do Sossego S.A. (Sossego). In 2001 Vale bought the remaining 50% of Sossego from Phelps Dodge do Brasil Mineração Ltda. Hence, the percentage basis for calculating remuneration is 2.5%, as described in the Deed of Issue of Debentures, multiplied by the Vale’s share in the project at the time, 50%, and therefore, equal to 1.25%.

Sales and leasing of mining rights

In 2H19 there was no leasing of mining rights contained in the Deed of Debentures.

In 2H19 there was no sale of area from the mining site contained in the Debentures Deed.

Mining rights

In 2H19, there was an increase of 2 areas and 1,209.75 hectares compared to the previous period. There was a change in relation to publications related to 1 area that altered the status of mining processes.

The mining rights in force on December 31st, 2019, covered by the Deed of Issue of Debentures, amount 315 processes, equivalent to 1,651,458.56 hectares and are shown in the attached Inventory of Mining Rights (in Portuguese only).

Projects under development

On February 20th, 2020, Vale announced its 4Q19 financial results, which are available on our website:                                                                  http://www.vale.com/EN/investors/information-market/quarterly-results/Pages/default.aspx

Production from S11D reached 39 Mt in 2H19.

The following table presents the evolution of the announced project related to future income from shareholders debentures.

Project	Status	Related future remuneration
Carajás Serra Sul S11D Development of a mine and processing plant, located in the Southern range of Carajás, Pará, Brazil. Estimated nominal capacity of 90 Mtpy.	• S11D (including mine, plant and associated logistics – CLN S11D) was completed at the end of 2019. • The duplication of the railway reached 100% of physical progress with 55 renovated yards.	Payment of 1.8% of net sales as from the beginning of sales volumes from S11D.

Attachment – Inventory of Mining Rights

Block	Municipality	State	Substance(s)	Hectares	Stage[1]
Cachoeiro	Cachoeiro do Itapemirim	ES	Limestone	683.23	Mining concession
Carajás	São Félix do Xingu, Parauapebas, Canaã dos Carajás, Marabá, Tucumã, Curionópolis e Água Azul do Norte	PA	Gold, silver, copper, iron, manganese, nickel, quartizito, granite, beryl, tin, tantalum	285,118.79	Mining concession
Corumbá	Ladário and Corumbá	MT	Iron	7,034.76	Mining concession
Espinhaço	Guanhães, Morro do Pilar, Sabinópolis, Senhora do Porto and Conceição do Mato Dentro	MG	Gold, iron	23,312.99	Mining concession
Gradaús	Rio Maria, Bannach, Cumarú do Norte, Ourilândia do Norte and Tucumã	PA	Tungsten, chromium, silver	53,488.17	Application to mine
Parú Jari Sul	Almeirim, Mazagão and Monte Alegre	AP, PA	Saprolite, sulphur, phosphate, manganese, gold, titanium	1,225,062.00	Application to carry out research
Quadrilátero Ferrífero	Santa Bárbara, Mariana, Nova Lima, Itabira, Brumadinho, Ouro Preto, São Gonçalo do Rio Abaixo, Barão de Cocais, Caeté, Rio Piracicaba e Catas Altas	MG	Dolomite, iron, gold, arsenic, vanadium, quartz, manganese, silver, nickel	35,304.65	Mining concession
Riacho dos Machados	Rio Pardo de Minas and Riacho dos Machados	MG	Iron, zinc	11,100.25	Application to mine
Vazante	Vazante, Coromandel and Lagamar	MG	Zinc	10,353.72	Research permit

1 Most advanced stage of all areas in the block.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: March 31, 2020		Director of Investor Relations